Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 8, 2008

FORM 51-102F3
Material Change Report

1.	Name and Address of Company

TSX GROUP INC. The Exchange Tower 130 King Street West Toronto, ON M5X 1J2

2	Date of Material Change

January 7, 2008

3.	News Release

News releases were distributed on January 7, 2008. A copy of the news releases are attached as Schedule “A” and Schedule “B”, respectively.

4.	Summary of Material Change

On January 7, 2008, TSX Group Inc. (“TSX Group”) announced that Richard Nesbitt has resigned as the Chief Executive Officer of TSX Group and has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. TSX Group also announced the appointments of Rik Parkhill, Executive Vice President of TSX Group and Michael Ptasznik, Chief Financial Officer of TSX Group, as interim Co-Chief Executives of TSX Group effective January 7, 2008.

5.	Full Description of Material Change

On January 7, 2008, TSX Group announced that Richard Nesbitt has resigned as the Chief Executive Officer of TSX Group and has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. TSX Group also announced the appointments of Rik Parkhill, Executive Vice President of TSX Group and Michael Ptasznik, Chief Financial Officer of TSX Group, as interim Co- Chief Executives of TSX Group effective January 7, 2008.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

For further information please contact Sharon C. Pel, Senior Vice President, Legal and Business Affairs, at (416) 947-4300.

9.	Date of Report

January 8, 2008

SCHEDULE “A”

RICHARD NESBITT TO LEAVE TSX GROUP

Chief Executive Moves to Pursue New Opportunity In
Canadian Financial Services

JANUARY 7, 2008 (TORONTO) -- TSX Group Inc. today announced the resignation of Chief Executive Officer, Richard Nesbitt to pursue a new opportunity in Canadian financial services.

Mr. Nesbitt will be continuing in his role at TSX Group until February 27, 2008. The Board of Directors of TSX Group will be making additional announcements regarding leadership at TSX Group in due course.

Wayne Fox, Chair of TSX Group Inc., said, "We wish Richard every success in the next stage of his career. He has been a leader during tremendous change in the organization. He leaves behind a strong management team that will continue to execute on the organization's growth strategy as it has in the past."

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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SCHEDULE “B”

TSX Group Inc. - Interim Leadership Announced
Co- Chief Executives Named

JANUARY 7, 2008 (Toronto): TSX Group Inc. announced today the appointments of Rik Parkhill, Executive Vice President of TSX Group and President of TSX Markets, and Michael Ptasznik, Chief Financial Officer of TSX Group as interim Co-Chief Executives of the Corporation effective immediately.

TSX Group Chief Executive Officer Richard Nesbitt announced his resignation earlier today to accept a senior appointment at another financial services company. Mr. Nesbitt has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. The Governance Committee of the Corporation will identify a permanent successor to Mr. Nesbitt. The Committee will begin its work immediately.

The interim arrangement announced today is designed to ensure complete consistency of service delivery and management of the Corporation until the Board can identify a permanent new chief executive officer. Mr. Wayne Fox, Chair of the Board, will maintain an active dialogue with the Co-Chief Executives during this time.

Mr. Nesbitt has been assisted by a seasoned and respected senior management team and the Board relies on their demonstrated experience and professional discipline. No changes in responsibilities are contemplated for members of the senior management team other than those created by today’s appointments to these interim positions.

Bio Rik Parkhill (attached)

Bio Michael Ptasznik (attached)

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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Rik Parkhill is President, TSX Markets, a division of the TSX Group that manages the trading business. Mr. Parkhill is also responsible for the listings business of the Toronto Stock Exchange, Canada’s senior equity exchange. He holds the position of Executive Vice-President, TSX Group and is a member of the TSX Group’s senior management team. He is also a member of the CanDeal Inc. Board of Directors.

Mr. Parkhill’s mandate is to expand the strategic focus of TSX Markets and the Toronto Stock Exchange by leveraging the competitive position of both of these businesses into new markets. He plays a key role in identifying opportunities to create new products and services that meet the needs of the investment community.

Mr. Parkhill has more than 20 years experience in the capital markets. Prior to joining TSX Markets, he was Executive Vice-President, Head of Capital Markets-Investment Banking at Research Capital Corporation. Mr. Parkhill has also worked at Jones Heward and BZW Canada, and has held the titles of oil and gas analyst, head of research, and head of institutional equities.

A graduate of Queen's University, Mr. Parkhill also has experience in financial management and financial systems administration. In this capacity, he has worked for several organizations, including the House of Commons.

TSX Group The Exchange Tower 130 King Street West Toronto, ON Canada M5X 1J2	2/06

1 (888) 873-8392 info@tsx.com

Michael Ptasznik is Chief Financial Officer of TSX Group, which operates Canada’s two national stock exchanges serving the senior equity and public venture equity markets as well as NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts. He is responsible for a range of strategic functions including strategic and financial planning and reporting, corporate development, risk management, corporate communications and investor relations at TSX Group. He is also a member of the CanDeal Inc. Board of Directors.

Prior to his promotion to CFO, Mr. Ptasznik held several senior positions at Toronto Stock Exchange including Vice President, Finance & Administration, Director, Financial Planning & Analysis, and Director, Finance & Administration.

Before joining Toronto Stock Exchange in 1996, Mr. Ptasznik held a number of positions in Finance at Procter & Gamble Canada Inc. Mr. Ptasznik serves on the Board of Directors of the Canadian Depository for Securities Limited and the Finance Committee of the Canadian Capital Markets Association.

Mr. Ptasznik graduated from Wilfrid Laurier University with a B.B.A.(Honours). He obtained his Certified Management Accountant designation from the Society of Management Accountants of Ontario in 1992 and in 2007 he earned the designation of Chartered Director (C.Dir.) from McMaster University.

TSX Group The Exchange Tower 130 King Street West Toronto, ON Canada M5X 1J2	12/07

1 (888) 873-8392 info@tsx.com